PIEDMONT COMMUNITY BANK GROUP, INC.

110 Bill Conn Parkway

Gray, Georgia 31032

July 24, 2008

VIA FAX AND EDGAR

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN:		Mr. Jonathan Gottlieb

	Re:	Piedmont Community Bank Group, Inc. – Registration Statement on Form S-1
(SEC File No. 333-146206)

Dear Mr. Gottlieb:

Pursuant to Rule 461 under the Securities Act of 1933, Piedmont Community Bank Group, Inc. (the “Company) hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EDT on July 25, 2008, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

PIEDMONT COMMUNITY BANK GROUP, INC.

By:	/s/ R. Drew Hulsey
R. Drew Hulsey
Chief Financial Officer

cc:	Michael P. Marshall, Jr., Esq.